1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
__________________________ allison M. fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

August 26, 2021

Mr. Daniel Greenspan

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	RiverNorth Opportunities Fund, Inc.
File Nos. 333-257554; 811-22472

Dear Mr. Greenspan:

We are writing in response to telephonic comments provided on August 10, 2021 with respect to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on June 30, 2021 on behalf of RiverNorth Opportunities Fund, Inc. (the “Fund”), a closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1.	On the cover page of the prospectus, please include the language required by Rule 481(b)(1).

Response 1.	The disclosure has been revised accordingly.

Comment 2.	To the extent that the Fund intends to offer preferred shares within the next 12 months, please include disclosure regarding the potential consequences to shareholders about the issuance of preferred shares.

Response 2.	The Fund does not currently intend to offer preferred shares within the next 12 months and therefore have not included the disclosure.

Comment 3.	With respect to dividends and distributions, if applicable, please note on the cover page that the amount of distributions that the Fund may pay is not guaranteed and that it is possible the Fund could make distributions unrelated to fund performance.

Response 3.	The disclosure has been revised accordingly.

Mr. Daniel Greenspan August 26, 2021 Page 2

Comment 4.	Please summarize the restrictions imposed by Rule 12d1-4 and whether the Fund is relying on Rule 12d1-4.

Response 4.	The disclosure has been revised accordingly. The Fund is not currently relying on Rule 12d1-4, but intends to rely on the Rule in the future.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526. Thank you.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai